SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ENHANCED EQUITY PREMIUM FUND INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

125 Broad Street

New York, New York 10004

Telephone Number (including area code): (800) 451-2010

Name and address of agent for service of process:

R. Jay Gerken

Citigroup Asset Management

399 Park Avenue

New York, New York 10022

Copies to:

Dianne E. O’Donnell, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099	Robert I. Frenkel, Esq. Citigroup Asset Management 300 First Stamford Place Stamford, CT 06902

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 1st day of April, 2005.

ENHANCED EQUITY PREMIUM FUND INC.

By:	/s/ R. Jay Gerken
R. Jay Gerken
President and Chief Executive Officer

ATTEST:

By:	/s/ Kaprel Ozsolak
Kaprel Ozsolak
Treasurer and Chief Financial Officer